The Old Westbury Mid Cap Equity Fund changed its name and principal strategy effective with the prospectus update on July 27, 2004.

Strategy: The Fund seeks to achieve its goal by investing in a diversified portfolio of primarily medium size companies that are traded on a recognized U.S. or Canadian stock exchange.
To this end, the Fund will invest at least 80% of its net assets, including any borrowings for investment purposes, in equity securities of companies whose market capitalizations at the time of the initial investment are between $200 million and $8 billion or whose market capitalizations at the time of any subsequent investment do not exceed $15 billion. The Fund will provide notice to shareholders at least 60 days prior to any change to this policy. The Fund may continue to hold investments in equity securities whose market capitalizations exceed the foregoing thresholds subsequent to the Fund's investment in such securities.

The Fund seeks to invest in U.S. exchange listed and, to a lesser extent, Canadian exchange listed equity securities of companies that, in the opinion of the Adviser/Sub-Adviser, have the potential to grow profitably and generate sustainable returns above their cost of capital. The Fund's investment criteria will include sales growth, competitive positioning, strategy and execution, financially disciplined management, potential for margin expansion, free cash flow generation, productive capital deployment and attractive valuation based on issuer and industry specific criteria. The Fund's portfolio will generally be diversified among various investment sectors. The Fund's Sub-Adviser, Glynn Capital
Management LLC (the "Sub-Adviser"), manages the portion of the Fund's assets invested in the technology industry.

The Adviser/Sub-Adviser may sell a portfolio security if it determines that the issuer's prospects have deteriorated or if it finds an attractive security that it deems to have superior risk and return characteristics to a security held by the Fund.